Exhibit 5.1

Príncipe de Vergara, 187 Plaza de Rodrigo Uría 28002 Madrid, España Tel.: +34 91 586 04 00 Fax: +34 91 586 04 03 / 04 E-mail: madrid@uria.com www.uria.com

Banco Santander, S.A.

Ciudad Grupo Santander

Avenida de Cantabria s/n

28660 Boadilla del Monte

Madrid, Spain

Madrid, August 18, 2014

Dear Sirs,

Ref: Santander Brasil Exchange Offer

We have acted as Spanish counsel to Banco Santander, S.A. (the “Bank”), a sociedad anónima organized under the laws of the Kingdom of Spain in connection with the issuance by the Bank, pursuant to the capital increase resolutions to be passed by the General Shareholders’ Meeting of the Bank expected to be held on 15 September 2014, of new ordinary shares (the “New Shares”) with a par value of €0.50 each, by means of in-kind contributions, to be delivered to the holders of common shares (ações ordinárias), preferred shares (ações preferenciais), units (each of which represents one common share and one preferred share) and/or American Depositary Shares (ADSs) (each of which represents one unit) of Banco Santander (Brasil) S.A. (“Santander Brasil” and the “Santander Brasil Securities”) which tender their Santander Brasil Securities in the exchange offer (including any subsequent offering period) made by the Bank in Brazil and the United States of America to acquire all the issued and outstanding Santander Brasil Securities other than those owned directly or indirectly by the Bank, as described in the registration statement on form F-4, registration nº 333-196887 (as amended through the date hereof, the “F-4 Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”).

A.	Documents reviewed

For the purposes of issuing this legal opinion, we have reviewed and examined originals or copies certified or otherwise identified to our satisfaction, of such records of the Bank and such other documents and certificates, and made such inquiries with officers of the Bank as we have deemed necessary as a basis for the opinions hereinafter expressed.

B.	Assumptions

Our opinions are based on the following assumptions:

(a)	all signatures in the documents reviewed are genuine; the originals documents we have received are authentic and complete; any copies we have received are complete and correspond to the originals; and all documents reviewed and dated prior to the date of this opinion remain in effect and unamended as of that date;

(b)	all information regarding matters of fact rendered to us by the Bank as well as (when appropriate) by governmental officials or public registries, is accurate and complete; and

(c)	the absence of fraud and the presence of good faith on the part of the Bank.

Where we have not independently verified facts material to the opinions, we have examined and relied on certificates issued by duly authorized representatives of the Bank.

C.	Opinion

We do not represent ourselves to be familiar with the laws of any jurisdiction other than Spain as they stand at present and therefore express no opinion on matters arising under any laws other than the laws of Spain currently in force. This legal opinion is issued on the basis that all related-matters will be governed by, and construed in accordance with Spanish law, and that all matters between the addressee of this legal opinion and ourselves (in particular, those regarding interpretation) will be brought before the Spanish courts.

Our involvement in the transaction described has been limited to our role as Spanish counsel to the Bank and we, therefore, assume no obligation to advise any other party to the transaction. Furthermore, we assume no obligation to advice on any changes to the law or facts that may occur after today’s date, regardless of whether they affect the legal analysis or conclusions in this legal opinion.

Based on the above, and subject to the additional exceptions, limitations and qualifications set out below, it is our opinion that:

1.	Incorporation and existence

The Bank was duly incorporated and validly exists as a “sociedad anónima” under the laws of Spain.

2.	Duly authorization, fully payment, non assessability and valid existence of the New Shares

This opinion relates to the issuance of the New Shares after the date hereof. When the relevant capital increases and the issuances of the New Shares necessary to effect the exchange for the Santander Brasil Securities validly tendered in the exchange offer (including any subsequent offering period) have been duly authorized by a resolution of the General Shareholders’ Meeting of the Bank as requisite corporate action on the part of the Bank and upon the payment for the New Shares through the transfer and contribution in kind of the Santander Brasil Securities tendered in the exchange offer (including any subsequent offering period) following confirmation of the transfer of their ownership in favor of the Bank, the Board of Directors (Consejo de Administración) or the Executive Committee (Comisión Ejecutiva) shall pass a resolution through which the relevant capital increase will be executed. By effect thereof, such New Shares will be duly authorized, fully paid, non assessable and validly issued under the existing laws of Spain. Subsequently, the Board of Directors (Consejo de Administración) or the Executive Committee (Comisión Ejecutiva) or any other person duly empowered shall grant such resolution in a public notarial deed, register the relevant notarial deed with the Commercial Registry of Cantabria and record the relevant New Shares with the Spanish Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear), in order to effect the delivery of the New Shares.

3.	Spanish tax law disclosure in the F-4 Registration Statement

The statements set forth in the F-4 Registration Statement under the captions “Summary–Tax Consequences–Spanish Tax Consequences” and “The Exchange Offer–Tax Consequences–Spanish Tax Consequences”, fairly summarize, in necessarily abbreviated terms which do not intend to be fully comprehensive, and subject to the qualifications and limitations set forth herein and therein, the matters of Spanish tax law therein described.

D.	Qualifications

The opinions above are subject to the following:

(a)	our opinions are subject to the effects and outcomes that may derive from insolvency or any other similar proceedings that affect creditor’s rights generally as well as to any principles of public policy (orden público); and

(b)	some of the legal concepts are described in English terms and not in their original terms. Such concepts may not be exactly similar to the concepts described in English terms.

This legal opinion is rendered to the addressee identified in this letter and in connection with the transaction described above and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent. Notwithstanding the foregoing, we hereby consent to the filing of this opinion, for information purposes only, as an exhibit to the F-4 Registration Statement and to the use of our name under the caption “Legal matters” in the offer to exchange/prospectus included in the F-4 Registration Statement. In giving this consent, we do not admit that we are experts under the Securities Act of 1933 or the rules and regulations of the SEC issued thereunder with respect to any part of the F-4 Registration Statement, including this opinion.

Yours faithfully,
/s/ Paco San Miguel Barbon